Exhibit 10.13

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

COLLABORATION AND LICENCE AGREEMENT

This Collaboration and Licence Agreement (this “Agreement”) is made effective as of 11th of April 2019 (the “Effective Date”), by and between

(1)	Nanomerics Ltd, with offices at New Bridge Street House, 30-34 New Bridge Street, London, EC4V 6BJ, UK (“Nanomerics”); and

(2)	VIRPAX PHARMACEUTICALS, INC., with offices at 101 Lindenwood Drive, Suite 225, Malvern, PA 19355, USA (“Virpax”).

Recitals

(A)	WHEREAS, Nanomerics owns or otherwise Controls, world-wide exclusive rights to the Compound, Device, Technology and Product (as these terms are defined below);

(B)	WHEREAS, Virpax is in the business of acquiring, developing, manufacturing, marketing and selling pharmaceutical products; and

(C)	WHEREAS, Nanomerics desires to grant an exclusive world-wide license to Virpax, and Virpax desires to take such a licence, to develop and commercialise Products and, in connection therewith, to engage in a collaborative program utilising Nanomerics’ knowledge, skills and expertise in the clinical development of Products and in attracting external funding for such development.

Agreement

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.	Definitions

Unless otherwise specifically provided in this Agreement, the following terms when used with a capital letter at the beginning, shall have the following meanings:

“Affiliate” means, with respect to a Person, any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first Person. “Control” and, with correlative meanings, the terms “controlled by” and “under common control with” mean (a) the power to direct the management or policies of a Person, whether through ownership of voting securities or by contract relating to voting rights or corporate governance, resolution, regulation or otherwise, or (b) to own more than 50% of the outstanding voting securities or other ownership interest of such Person.

“Annual Net Sales” means the Net Sales made during a given Calendar Year.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

“Applicable Law” means the applicable laws, rules and regulations, including any rules, regulations, guidelines or other requirements of the Health Authorities that may be in effect from time to time.

“Calendar Quarter” means each successive period of three (3) calendar months commencing on 1st January, 1st April, 1st July and 1st October.

“Calendar Year” means each successive period of twelve (12) calendar months commencing on 1st January.

“Clinical Development Plan” means the plan attached hereto as Schedule 1 outlining the clinical development of the first Licensed Product up to end of Phase II Clinical Trials, as may be amended from time to time in accordance with Article 21.

“Compound” means Nanomerics’ proprietary compound known as [**], a composition of matter comprising the [**].

“Collaboration Term” has the meaning specified in Section 13.2.

“Combination Product” means a Product that contains the Compound together with one or more other active ingredient(s).

“Commercial Milestone” has the meaning set forth in Section 7.3.

“Commercially Reasonable Efforts” means, with respect to the clinical development or Exploitation of the Product, or with respect to any other obligation of a Party hereunder as the case may be, efforts and resources commonly used in research-based pharmaceutical companies of similar standing as the Party in question to discharge a similar obligation or accomplish a similar objective with respect to compounds or products with similar commercial and scientific potential at a similar stage in their lifecycle or in a similar therapeutic area, taking into consideration their safety and efficacy, their cost to develop, the competitiveness of alternative compounds and products and the nature and extent of their market exclusivity (including Patent coverage and regulatory exclusivity), the likelihood of Health Registration Approval, their expected profitability, including the amounts of marketing and promotional expenditures and all other relevant factors. Commercially Reasonable Efforts shall be determined based on the Territory as a whole and without reference to specific markets or group of markets.

“Confidential Information” means any and all data, results, know-how (including the Licenced Know-How), plans, business information and other Information, whether oral or in writing or in any other form, disclosed before, on or after the Effective Date by one Party to the other Party, including the terms of this Agreement.

“Control” means, with respect to any item of information, Patent or other IP Protection Right, possession of the right, whether directly or indirectly, and whether by ownership, licence or otherwise, to assign, or grant a licence, sublicense or other right to or under, such information, Patent or other IP Protection Right as provided for herein without violating the terms of any agreement or other arrangement with any Third Party, or the rights of any Third Party in or to such information, Patent or other IP Protection Right.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

“Defending Party” has the meaning set forth in Section 10.9.

“Device” means the drug delivery [**] as further specified in Schedule 2 or any other device used by Virpax, its Affiliates or Sublicensees as part of Licensed Product.

“Device Field” means [**].

“Disclosing Party” has the meaning set forth in Section 9.2.

“Distributor” has the meaning set forth in Section 3.2.

“Effective Date” means the date as set forth in the preamble to this Agreement.

“Europe” means the European Economic Area as it may be constituted from time to time together with, for avoidance of doubt, the United Kingdom, regardless of its membership of the European Union or the EEA.

“Exploit” means to make, have made, import, use, sell, or offer for sale, including to research, develop, apply for and hold Health Registration Approval, register, modify, enhance, improve, Manufacture, have Manufactured, hold/keep (whether for disposal or otherwise), formulate, optimise, have used, export, transport, distribute, promote, market or have sold or otherwise dispose or offer to dispose of, a product or process.

“Exploitation” means the act of Exploiting a product or process. “Field” means all human use.

“First Commercial Sale” means the first sale for monetary value for use or consumption by the general public of a Licensed Product in any country after Health Registration Approval for such Licensed Product has been obtained in such country. For the avoidance of doubt, sales prior to receipt of all Health Registration Approvals necessary to commence regular commercial sales, such as so-called “treatment IND sales,” “named patient sales” and “compassionate use sales,” shall not be a First Commercial Sale.

“Force Majeure” means an event that is beyond a Party’s reasonable control, including acts of God, strikes, lock-outs or other industrial/labour disputes, war, riot, civil commotion, terrorist act, malicious damage, epidemics, quarantines, fire, flood, storm, or natural disaster.

“Funding” means funding provided by one or more Third Parties for use in the Program as described in Schedule 3 hereto (the “Funding Plan”).

“Funding Completion Date” means the date being the earlier of: (a) the date upon which the Funding has been fully received by Virpax; and (b) the Funding Waiver Date as specified in Section 13.5.1.

“Funding Expiry Date” means the date (if any) specified as such in the Funding Plan and as defined in Section 13.5.1, or if no such date is specified, [**].

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

“Generic Product” means product (other than Licensed Products) comprising Compound as an active ingredient delivered intranasally, the marketing approval for which has been obtained by reference to data comprised in any Health Registration Approval for the Compound which has been generated hereunder or is otherwise proprietary to either of the parties.

“Health Authority” means any applicable supra-national, federal, national, regional, state, provincial or local regulatory agencies, departments, bureaus, commissions, councils or other government entities regulating or otherwise exercising authority with respect to the Exploitation of the Product in the Territory.

“Health Registration Approval” means, with respect to a country in the Territory, any and all approvals, licences, registrations or authorisations of any Health Authority necessary to commercially distribute, sell or market a Licensed Product in such country, including, where applicable, (a) pricing or reimbursement approval in such country, (b) pre- and post-approval marketing authorisations (including any prerequisite manufacturing approval or authorisation related thereto), and (c) labelling approval.

“Improvement” means any improvement, adaptation, modification or upgrading arising during the Term, and any IP Protection Rights relating thereto.

“In-licensed Patents” has the meaning set forth in Section 11.2.2.

“IND” means an Investigational New Drug application in the US, or any equivalent application in any other jurisdiction.

“Indemnified Party” means a Party, its Affiliates or its or their respective directors, officers, employees, agents, partners and shareholders seeking to recover a Loss under Section 12.1 or 12.2.

“Indemnifying Party” means a Party from whom recovery of a Loss is sought under Section 12.1 or 12.2.

“Indirect Taxes” means value added taxes, sales taxes, consumption taxes and other similar taxes.

“Information” means all technical, scientific and other know-how and information, trade secrets, knowledge, technology, means, methods, processes, practices, formulae, instructions, skills, techniques, procedures, experiences, ideas, technical assistance, designs, drawings, assembly procedures, computer programs, apparatuses, specifications, data, results, laboratory notes and notebooks, and other material, including: high- throughput screening, gene expression, genomics, proteomics and other drug discovery and development technology; biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, pre- clinical, clinical, safety, manufacturing and quality control data and information, including study designs and protocols; assays and biological methodology; Manufacturing and quality control procedures and data, including test procedures; and synthesis, purification and isolation techniques, (whether or not confidential, proprietary, patented or patentable) in written, electronic or any other form now known or hereafter developed, but excluding the Regulatory Documentation.

“Infringement Suit” has the meaning set forth in Section 10.8.2.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

“IP Protection Rights” means any and all legal means of establishing rights in and to ideas, inventions, discoveries, know-how, data, databases, documentation, reports, materials, writings, designs, computer software, processes, principles, methods, techniques and other information, including Patents, trade secrets, trademarks, service marks, trade names, registered designs, design rights, copyrights (including rights in computer software and database rights), domain names and any rights or property similar to any of the foregoing in any part of the world, whether registered or not, together with the right to apply for the registration of any such rights.

“Joint Research Committee” or “JRC” means the joint committee established by the Parties pursuant to Article 5 to manage and steer the Program during the Collaboration Term.

“Knowledge” means the good faith understanding of any given facts and information of a senior qualified person of Nanomerics as of the Effective Date after having used Commercially Reasonable Efforts to perform a reasonably diligent investigation with respect to such facts and information immediately prior to the Effective Date.

“Licensed Know-How” means the Licensed Compound Know-How and the Licensed Device Know-How.

“Licensed Compound Know-How” means all Information (other than the Licensed Device Know-How) which is in the possession of Nanomerics or its Affiliates and that Nanomerics or its Affiliates own or otherwise Control, as of the Effective Date or at any time during the Term that is necessary or useful for the Exploitation of the Product.

“Licensed Device Know-How” means all Information which is in the possession of Nanomerics or its Affiliates and that Nanomerics or its Affiliates Control, as of the Effective Date or at any time during the Term that is necessary or useful for the Exploitation of the Device as part of the Product.

“Licenced Improvement” means any Improvement to the Licensed Know-How that is conceived, reduced to practice, developed or discovered by or on behalf of Nanomerics, its Affiliates or their respective employees and agents (whether alone or jointly with others), or otherwise Controlled by Nanomerics or its Affiliates or their respective employees and agents at any time during the Term.

“Licensed Patents” means the Patents set out in Schedule 4 hereto, and any Patents owned or Controlled by Nanomerics or its Affiliates filed or issued after the Effective Date that claim or cover Licensed Improvements.

“Licenced Products” means any Products and Combination Products.

“Losses” means any and all direct or indirect liabilities, damages, losses or expenses, including interest, penalties, and reasonable lawyers’ fees and disbursements. In calculating Losses, the legal duty to mitigate on the part of the Party suffering the Loss shall be taken into account.

“Manufacture” and “Manufacturing” means, with respect to the Compound, Device or Licensed Product the synthesis, manufacturing, processing, formulating, packaging, labelling, holding and quality control testing thereof.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

“Major Markets” means France, Germany, Italy, Spain, the United Kingdom and the USA.

“Nanomerics Results” means all Results specific to: [**].

“NDA” means a New Drug Application filed in accordance with Section 505(b)(1) of the US Food Drug & Cosmetic Act (“the Act”) and applicable regulations and requirements of the United States Food and Drug Administration and any successor agency thereto (FDA) as from time to time amended and in effect, or any equivalent application in any other jurisdiction.

“Net Sales” means the gross amounts received for sales of Licensed Products by or on behalf of Virpax, its Affiliates and its and their Sublicensees to Third Parties, after deduction of:

a)	normal and customary trade, quantity or prompt settlement discounts (including rebates, chargebacks and allowances) actually allowed, price adjustments; and purchasing group, wholesaler and distributor administration fees, commissions and services fees actually paid;

b)	amounts repaid or credited because of rejections, returns or recalls of goods, including amounts paid or refunded for wastage and outdated products;

c)	rebates and similar payments made with respect to sales paid for by any governmental or regulatory authority such as, by way of illustration and not in limitation of the Parties’ rights hereunder, Federal or state Medicaid, Medicare or similar state program in the United States or equivalent governmental program in any other country;

d)	excise taxes, Indirect Taxes, customs duties, customs levies and import fees imposed on the sale, importation, use or distribution of the Products;

e)	other customary deductions consistent with Generally Accepted Accounting Principles, or in the case of non-United States sales, other applicable accounting standards; and

f)	charges made and received for storage, handling, transportation, packaging, postage, insurance and other distribution expenses.

Net Sales shall be calculated using Virpax’ internal audited systems used to report such sales as adjusted for any of items (a) to (f) above not taken into account in such systems.

“Owned Patents” has the meaning set forth in Section 11.2.2.

“Pain Control” means any form of pharmacological treatment of pain, including mild, moderate, severe, acute or chronic pain, including pre- and post-operative and other uses.

“Parties” means Virpax and Nanomerics and “Party” means either of Virpax or Nanomerics.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

“Patents” means (a) all national, regional and international patents and patent applications, including provisional patent applications, (b) all patent applications filed either from such patents, patent applications or provisional applications or from an application claiming priority from either of these, including divisionals, continuations, continuations-in-part, provisionals, converted provisionals, and continued prosecution applications, (c) any and all patents that have issued or in the future issue from the foregoing patent applications ((a) and (b)), including utility models, petty patents and design patents and certificates of invention, (d) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re- examinations and extensions (including any supplementary protection certificates and the like) of the foregoing patents or patent applications ((a), (b) and (c)), and (e) any similar rights, including so-called pipeline protection, or any importation, revalidation, confirmation or introduction patent or registration patent or patent of additions to any such foregoing patent applications and patents.

“Payments” has the meaning set forth in Section 8.1.

“Phase I Clinical Trial” means studies of a molecule in a limited number of healthy humans with primary endpoints to establish that such molecule is reasonably safe for continued testing and to support its continued testing in a Phase II Clinical Trial. A Phase I Clinical Trial shall be deemed to have commenced when the first subject is dosed in such Phase I Clinical Trial.

“Phase II Clinical Trial” means studies of a molecule in a limited number of humans to determine efficacy in the indication for which a product is intended, in order to provide proof of concept or to determine optimum efficacious dosing regimens. A Phase II Clinical Trial shall be deemed to have commenced when the first patient is dosed in such Phase II Clinical Trial.

“Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organisation, including a government or political subdivision, department or agency of a government.

“Pre-clinical Development Plan” means Schedule 5 hereto outlining pre-clinical work remaining on the Effective Date in order to file an IND with the FDA for the first Licensed Product in the USA.

“Product” means a product containing Compound as the active ingredient, in finished form for human application by intranasal administration.

“Program” means the activities to be undertaken by the Parties under the Funding Plan, the Pre-clinical Development Plan and the Clinical Development Plan.

“Program Milestone” has the meaning set forth in Section 7.2.

“Prosecuting Party” has the meaning set forth in Section 10.5.

“Receiving Party” has the meaning set forth in Section 9.2.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

“Regulatory Documentation” means all applications, registrations, licences, authorisations and approvals, all correspondence submitted to or received from Health Authorities (including minutes and official contact reports relating to any communications with any Health Authority) and all supporting documents and all clinical studies and tests, relating to the Product, and all data contained in any of the foregoing, including all investigational new drug applications, Health Registration Approvals, regulatory drug lists, advertising and promotion documents, adverse event files and complaint files.

“Results” means ideas, inventions, discoveries, know-how, data, documentation, reports, materials, writings, designs, computer software, processes, principles, methods, techniques and other information, recorded in any form, that are discovered, conceived, reduced to practice or otherwise generated through work performed under or in connection with the Program by or on behalf of either Party or by the Parties jointly, including any IP Protection Rights pertaining to any of the foregoing.

“Sublicensee” has the meaning set forth in Section 3.2.

“Technology” means [**] further identified in Schedule 6 as it may be developed and improved during the term of this Agreement and including any derivatives thereof.

“Term” means the period beginning on the Effective Date and continuing until the earlier of the date upon which this Agreement expires by its terms or is terminated in accordance with Article 13.

“Territory” means all countries in the world, except for those countries in which this Agreement is terminated pursuant to Section 13.3 or 13.5.1.2

“Third Party” means any Person not including the Parties and the Parties’ respective Affiliates.

“Third Party Claim” has the meaning set forth in Section 12.1.

“Third Party Sublicense Payment” means any cash consideration (upfront or milestone payments) or any non- cash consideration (to be valued at any relevant open market price for such or, if an open market price is not ascertainable, at a reasonable value determined at an arms-length basis), received by Virpax net of any Indirect Taxes in return for any sublicense granted to a Third Party pursuant to Section 3.1 below.

“Trademark” means any word, name, symbol, colour, designation or device or any combination thereof for use in the course of trade, including any domain name, trademark, trade dress, brand mark, trade name, brand name, logo or business symbol used by Virpax in connection with the Compound or Licensed Products.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

“Valid Claim” means, with respect to a Licensed Product in a particular country, either:

(i)	any claim of a granted and unexpired Licensed Patent in such country that (a) has not been held permanently revoked, unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, which decision is unappealable or unappealed within the time allowed for appeal, and (b) has not been abandoned, disclaimed, denied or admitted to be invalid or unenforceable through reissue or disclaimer or otherwise; or

(ii)	a claim of a pending Licensed Patent application, which claim was filed and is being prosecuted in good faith and has not been abandoned or finally disallowed without the possibility of appeal or re-filing of the application, provided that such claim has not been pending for more than five (5) years.

“Virpax Information” has the meaning set forth in Section 9.1.

“Virpax Results” means all Results other than the Nanomerics Results.

2.	Construction

Except where the context requires otherwise, whenever used the singular includes the plural, the plural includes the singular, the use of any gender is applicable to all genders and the word “or” has the inclusive meaning represented by the phrase “and/or.” Whenever this Agreement refers to a number of days, unless otherwise specified, such number refers to calendar days. The headings of this Agreement are for convenience of reference only and do not define, describe, extend or limit the scope or intent of this Agreement or the scope or intent of any provision contained in this Agreement. The term “including” or “includes” as used in this Agreement means including, without limiting the generality of any description preceding such term. The wording of this Agreement shall be deemed to be the wording mutually chosen by the Parties and no rule of strict construction shall be applied against any Party.

3.	Grant of Rights

3.1	Licence Grants to Virpax. Subject to the terms and conditions of this Agreement, Nanomerics hereby grants to Virpax an exclusive (including with regard to Nanomerics and its Affiliates) right and licence in the Territory, with the right to grant sublicenses pursuant to Section 3.2, under Nanomerics’ and its Affiliates’ rights, titles, and interests in and to the Licenced Patents, the Licenced Know-How and the Licensed Improvements to:

3.1.1.	Exploit the Licensed Products comprised partly of the Device, in the Device Field; and,

3.1.2.	Exploit the Compound, the Technology and any Licensed Products not comprising the Device, and any Improvements thereto for all purposes in the Field.

3.2	Sublicenses. Virpax shall have the right to grant sublicenses, through multiple tiers of sublicenses, under the licences granted in Section 3.1, to its Affiliates and to any other Person provided that:

3.2.1.	the sub-licence is in writing and contains like obligations and undertakings by the sub-licensee as are contained in this Agreement including in particular (but not limited to) clause 9 (confidentiality), and Virpax ensures that all sub-licensees duly observe and perform the same; and;

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

3.2.2.	Virpax shall remain responsible for all acts and omissions of such sub-licensees as though they were by Virpax and shall indemnify, keep indemnified and hold harmless Nanomerics from and against all such costs, expenses and liabilities, which Nanomerics incurs or suffers as a result of the default or negligence of any sub-licensee;

3.2.3.	the sub-licence will terminate automatically on the expiration or termination of this Agreement for any reason;

3.2.4.	Virpax shall notify Nanomerics in writing of any sub-licence granted pursuant to this clause and shall at the same time provide Nanomerics with a copy of such sub-licence, redacted as to any commercially sensitive or confidential provisions.

3.2.5.	Virpax shall otherwise ensure that all Persons to which it grants sublicenses comply with all terms and conditions of this Agreement.

Where Virpax grants a sublicense to a Person that is not an Affiliate of Virpax, and such Person is not a Distributor, such Person shall be a “Sublicensee” for purposes of this Agreement.

Virpax shall have the right, in its sole discretion, to appoint its Affiliates, and Virpax and its Affiliates shall have the right, in their sole discretion, to appoint any other Persons, in the Territory or in any country of the Territory, to distribute, market and sell Licenced Product (with or without packaging rights), in circumstances where the Person purchases on its own account its requirements of Licenced Product from Virpax or its Affiliates for on- sale to such Person’s customers. Such Person shall be identifiable in the pharmaceutical industry, and would usually be designated as a wholesaler or a distributor, and such Person shall not otherwise make any royalty or other payment to Virpax with respect to its on-sale of Licensed Products. Where Virpax or its Affiliates appoints such a Person and such Person is not an Affiliate of Virpax, that Person shall be a “Distributor” for purposes of this Agreement.

3.3	Covenants

3.3.1.	Publication. To the extent Applicable Law permits Nanomerics to conduct research and development activities with respect to Compounds or Licenced Products notwithstanding the exclusive licence grants to Virpax under Section 3.1, Nanomerics agrees that neither it nor its Affiliates will publish or present any material or file any Patent applications with respect to such activities without the prior written consent of Virpax in each case. For the avoidance of doubt, the Parties acknowledge that University College London (“UCL”) retains a research license with respect to patents underlying the Technology which allows UCL’s employees and students to conduct bona fide academic research or teaching without infringing such patents, and that UCL its employees or students may make publications or presentations complying with such research licence over which Nanomerics has no control.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

3.3.2.	Non-Compete. During the Term Nanomerics covenants that it and its Affiliates shall not (a) conduct any activity with, for the benefit of, or sponsored by, any Person, that to Nanomerics’ Knowledge has as a specific goal or intent discovering, identifying, Exploiting or otherwise commercialising products that include the Compound; or, [**] For avoidance of doubt and subject to the exclusive rights granted to Virpax hereunder, Nanomerics shall not, directly or indirectly, Exploit or otherwise use the Compound or Product in any form or presentation for any purpose in the Territory. The Parties acknowledge that all restrictions contained in this Section 3.4.2 are reasonable, valid and necessary for the adequate protection of the Licenced Product business and that Virpax would not have entered into this Agreement without the protection afforded it by this Section 3.4.2.

3.3.3.	No Encumbrance. Nanomerics shall not assign, transfer, convey or otherwise encumber its rights to the Licensed Patents, Licensed Know-How, Licensed Improvements or Health Registration Approvals in any way that is detrimentally inconsistent with the exclusive licenses or other rights granted to Virpax under this Agreement.

3.4	Exclusivity Term. Virpax’s exclusive position granted by Section 3.1 shall expire with respect to each separate Licenced Product, on a country-by-country basis, on the date when Virpax’s obligation to pay royalties with respect to such Licenced Product pursuant to Section 7.9 expires. Upon expiry of Virpax’s exclusive position with respect to a Licenced Product in a country, Virpax’s licence with respect to such Licenced Product in such country shall become non-exclusive, fully paid-up, perpetual and irrevocable and the Net Sales of such Licenced Product in such country shall be excluded from all Net Sales calculations in Article 7 (including the calculation of royalties, thresholds and ceilings). In such circumstances (but not in any circumstance where this Agreement has been terminated by Nanomercis for breach by Virpax, or by Vipax at will) Virpax, its Affiliates and Sub- licensees shall be allowed to continue Exploiting such Licenced Product and using all Licenced Know-How and Joint Know-How in connection therewith on a non-exclusive basis in such country with no further consideration to Nanomerics.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

4.	Delivering the Program

4.1	Information Disclosure; Assistance. Nanomerics shall, and shall cause its Affiliates to, at Virpax’s cost but without additional compensation, disclose and make available to Virpax, in whatever form Virpax may reasonably request, Regulatory Documentation, Licenced Know-How, Licensed Improvements and any other Information claimed or covered by any Licenced Patent or otherwise relating, directly or substantially, to the Compound or Licenced Products, as soon as reasonably practical after the Effective Date to the extent not done so already and thereafter promptly after the earlier of the development, making, conception or reduction to practice of each such item of Regulatory Documentation, Licenced Know-How, Licensed Improvement or other Information.

4.2	Diligence Obligations. Effective from the Funding Completion Date, Virpax undertakes to (i) use Commercially Reasonable Efforts at its own cost and expense to develop at least one Licenced Product and to conduct all development necessary to obtain Health Registration Approvals for a Licenced Product in each of the Major Markets, and (ii) use Commercially Reasonable Efforts to commercialise such Licenced Product in each of the Major Markets in the Territory, provided, however, that such obligations are expressly conditioned upon Nanomerics substantially performing its obligations hereunder to the extent any non-performance hinders any Exploitation by Virpax, and such obligations of Virpax shall be delayed or suspended as long as any such condition exists. For the avoidance of doubt, Virpax shall not be obligated to obtain Health Registration Approval for, or commercialise, more than one Licenced Product in any Major Market. In the event that Virpax decides to discontinue the development or commercialisation of a Licenced Product in favour of another Licenced Product, its obligations under this Section 4.2 shall cease with respect to such initial Licenced Product in favour of such other Licenced Product. Virpax shall perform its obligation under this Section 4.2 in good scientific manner and in compliance in all material respects with all Applicable Law. Virpax shall have no other obligations towards Nanomerics, express or implied, to Exploit Licenced Products in the Territory. Notwithstanding anything herein to the contrary, Virpax shall be deemed not to have met the diligence obligations in this Section 4.2 should it have failed to dose the first subject in (and thereafter diligently pursue in good faith) a Phase I Clinical Trial of a Licensed Product within twelve (12) months of the Funding Completion Date..

4.3	Reporting Virpax shall provide Nanomerics (through JRC or otherwise) with quarterly progress reports on the clinical development of Licenced Products in the Territory. Such report shall cover general information on Virpax’s clinical development activities in the previous Calendar Quarter, a summary of the activities planned in the next twelve (12) months, and a timetable of planned and actual submissions for Health Registration Approvals. Virpax shall keep Nanomerics updated in reasonable detail with respect to submissions for Health Registration Approvals, and progress therewith. In any event, if and when a Health Registration Approval is obtained in any country of the Territory, Virpax shall promptly inform Nanomerics of such Health Registration Approval.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

4.4	Conduct of the Program During the Collaboration Term and under the direction and supervision of the JRC, each Party shall (a) perform or cause to be performed its obligations under the Program in good scientific manner and in compliance in all material respects with all Applicable Law, including good laboratory practices and good clinical practices, and (b) allocate sufficient time, effort, equipment and skilled personnel to complete such activities successfully and promptly. Following the Effective Date, the Parties shall promptly commence the Program, provided, however, that neither party shall be obligated to initiate any activities under the Clinical Development Plan until the Funding has been fully received by Virpax. Each Party shall assume responsibility for its own costs and expenses for the Program or as otherwise might be agreed in writing.

4.5	Cooperation. Each Party shall cooperate with any and all reasonable requests for assistance from the other Party with respect to the activities under the Program, including by making its employees, consultants and other scientific staff available upon reasonable notice during normal business hours at their respective places of employment to consult with such other Party on issues arising in connection with the Program.

4.6	Regulatory Records. Nanomerics and Virpax each shall maintain, or cause to be maintained, records of its respective activities under the Program in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes, which shall be complete and accurate and shall fully and properly reflect all work done and results achieved in the performance of its respective activities under the Program, which shall record only such activities and shall not include or be commingled with records of activities outside the scope of this Agreement, and which shall be retained by such Party for at least five (5) years after the termination of this Agreement, or for such longer period as may be required by Applicable Law. Each Party shall have the right, during normal business hours and upon reasonable notice, to inspect and copy any such records.

5.	Management of the Program

5.1	Responsibilities of JRC. The Parties shall establish a Joint Research Committee (the “JRC”) to oversee the initiation, planning and performance of the activities under the Program. In particular, the responsibilities of the JRC shall include: (a) establishing prioritisation criteria for specific components under the Program; (b) determining within thirty (30) days of the completion of each stage of the Program whether the completion thereof has been successful and deciding whether or not to continue the Program into the next stage (i.e., making “stop/go decisions”); (c) monitoring workflow and overall Program progress; (d) ensuring timely and appropriate collaboration in the filing of Patent applications; (e) assigning tasks and responsibilities taking into account each Party’s respective specific capabilities and expertise in order to avoid duplication and enhance efficiency and synergies; (f) monitoring timely execution of the Program; and (g) reviewing and proposing to the Parties any amendments to Program.

5.2	Formation of JRC. The JRC shall consist of up to six (6) members with the requisite experience and seniority to enable them to make decisions on behalf of the Parties with respect to the Program, with equal numbers appointed by each Party, which shall include a Co-Chair to be designated by each Party. Each Party shall have the right to replace its respective JRC representatives upon written notice to the other Party, provided that any such substitute representative shall have substantially the equivalent experience and seniority as the representative that such person replaces.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

5.3	Disputes. The JRC shall endeavour to reach consensus on all matters brought before it with each Party having a single vote, irrespective of the number of representatives actually in attendance at a meeting; provided, however, that in the event the JRC is unable to resolve an outstanding matter before it, such matter shall be resolved in good faith by the Parties’ CEOs. Any final decision mutually agreed to by the CEOs of the Parties shall be in writing and shall be conclusive and binding on the Parties. If such resolution is unattainable by the CEOs within thirty (30) days from the date the matter in dispute is first brought to their attention, and this occurs after start of clinical trials hereunder in regard of a Licensed Product, the dispute shall be resolved in accordance with Virpax’s position (except in the case of disputes relating to whether payment is due Nanomerics under this Agreement, which shall be resolved in accordance with Article 17). Any dispute resolution that is unattainable by the CEOs prior to start of such clinical trials shall be resolved in accordance with Article 17.

5.4	Meetings. The JRC shall meet quarterly and more frequently when required. The meetings will be held in person or by teleconference or videoconference. A quorum of the JRC shall exist whenever there is present at a meeting each of the Co-Chairs or their respective designees. In addition, the JRC may act without a formal meeting by a written memorandum signed by the Co-Chairs of the JRC. Whenever any action by the JRC is required hereunder during a time period in which the JRC is not scheduled to meet, either Co-Chair shall have the right to call a special meeting or the Co-Chairs may cause the JRC to take the action without a meeting in the applicable time period. Any such additional meetings shall be held at places and on dates selected by the

Co-Chairs.

5.5	Expenses. Nanomerics and Virpax each shall bear all expenses of its JRC members related to such members’ participation on the JRC and attendance at JRC meetings.

5.6	Minutes. The JRC shall keep accurate minutes of its deliberations, which minutes shall record all proposed decisions and all actions recommended or taken and confirmation of any Program Milestones that have been reached. The Parties, on an alternating basis, shall prepare and circulate the draft minutes. Draft minutes shall be edited by the Co-Chairs and shall be issued in final form only with the approval and agreement of the Co- Chairs.

5.7	Dissolution of JRC. Following the expiration of the Collaboration Term the JRC shall be dissolved and Nanomerics shall provide Virpax with consultation services as Virpax may reasonably request during the reminder of the Term, including by making Nanomerics’ employees, consultants and other scientific staff available upon reasonable notice during normal business hours to consult with Virpax, its Affiliates or Sub- licensees on issues arising in connection with Exploitation of the Licensed Products. Such services shall be provided on reasonable terms agreed in good faith by the Parties.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

6.	Ownership of Results from the Program

6.1	Virpax shall exclusively own all the Virpax Results, and Nanomerics shall exclusively own all the Nanomerics Results. Each Party shall promptly disclose to the other in writing the development, making, conception or reduction to practice of any Results.

6.2	Virpax hereby grants to Nanomerics the non-exclusive, perpetual, royalty free right and licence to use those Virpax Results referable specifically to the Products for regulatory purposes and uses with respect only to products (other than the Products) which comply with Nanomerics’ non-compete obligations as specified in clause 3.2.2.

6.3	Nanomerics shall, and does hereby, assign, and shall cause its Affiliates and its and their employees and agents, as applicable, to so assign, to Virpax, without additional compensation, such right, title and interest in and to any Virpax Results. Virpax shall, and does hereby, assign, and shall cause its Affiliates and its and their employees and agents, as applicable, to so assign, to Nanomerics, without compensation, such right, title and interest in and to any Nanomerics Results. Assignment and transfer of all such Results shall occur instantly and automatically and shall not require any further deeds or documents to be exchanged between the Parties.

7.	Consideration

7.1	Total Obligation. The milestone and royalty payments payable by Virpax to Nanomerics pursuant to this Article 7 represent all of Virpax’s financial obligations to Nanomerics under this Agreement.

7.2	Program Milestones. Upon achievement of each milestone specified below (each a “Program Milestone”), Virpax shall, within the timescale specified, make the corresponding non-refundable payment to Nanomerics, as follows:

7.2.1.	a payment of U.S.$ [**] within [**] days following the Funding Completion Date;

7.2.2.	a payment of U.S.$ [**] within [**] days following completion of the first Phase II Clinical Trial with respect to a Licensed Product in the Territory; and

7.2.3.	a payment of U.S.$ [**] within [**] days following first receipt by Virpax of an NDA approval for a Licensed Product in the USA.

7.3	Commercial Milestones. Upon achievement of each milestone specified below (each a “Commercial Milestone”), Virpax shall, within the timescale specified, make the corresponding non-refundable payment to Nanomerics, as follows:

7.3.1.	a payment of US$ [**] within [**] days of the end of the Calendar Year in which occurs the first occasion when the Annual Net Sales exceeds US$ fifty million (50,000,000);

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

7.3.2.	a payment of US$ [**] within [**] days of the end of the Calendar Year in which occurs the first occasion when the Annual Net Sales exceeds US$ one hundred million (100,000,000);

7.3.3.	a payment of US$ [**] within [**] days of the end of the Calendar Year in which occurs the first occasion when the Annual Net Sales exceeds US$ three hundred million (300,000,000);

7.3.4.	a payment of US$ [**] within [**] days of the end of the Calendar Year in which occurs the first occasion when the Annual Net Sales exceeds US$ five hundred million (500,000,000); and

7.3.5.	a payment of US$ [**] within [**] days of the end of the Calendar Year in which occurs the first occasion when the Annual Net Sales exceeds US$ eight hundred million (800,000,000).

While each Program Milestone and Commercial Milestone is payable once only, more than one Commercial Milestone may be payable with respect to Annual Net Sales achieved in the same Calendar Year. For example, if in Calendar Year “A” Annual Net Sales exceed US$ three hundred million (300,000,000) and in all previous Calendar Years, Annual Net Sales had been less than US$ fifty million (50,000,000) and so no Commercial Milestones had previously been paid, in Calendar Year A, all three Commercial Milestones pursuant to clauses 7.3.1, 7.3.2 and 7.3.3 totalling US$ [**] would be payable, with Annual Net Sales of US$ fifty million (50,000,000), US$ one hundred million (100,000,000) and US$ three hundred million (300,000,000) all having been first exceeded in that Calendar Year A.

7.4	Upfront and Milestone Payments by Sublicensee. Within thirty (30) days of receipt by Virpax of:

7.4.1.	any Third Party Sublicense Payment, Virpax shall pay to Nanomerics a non- refundable amount, equal to [**] of the net receipts of any such payment excluding any Indirect Taxes;

7.4.2.	any other consideration from a Third Party which is not referable to any services to be provided by Virpax, and which has been made specifically because of Virpax’s rights to the Licensed Patents and Licensed Products, but not with the predominant purpose of being used in the development of Licensed Products (for example, but not by way of limitation, any consideration where a consequence of the payment of which includes any preferential treatment of a Third Party with respect to Licensed Products, whether by way of price, exclusivity or otherwise), Virpax shall pay to Nanomerics a non-refundable amount equal to [**] of the value of any such consideration (excluding any Indirect Taxes).

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

7.5	Each of the Program Milestones and Commercial Milestones set forth above shall be payable only once under this Agreement. Further, in the event that Virpax discontinues the Exploitation of a given Licensed Product in favour of another Licensed Product, any milestones paid to Nanomerics with respect to such first Licensed Product shall be credited against the equivalent milestones, if any, due with respect to such subsequent Licensed Product.

7.6	Royalties. In addition to the foregoing payments, Virpax shall, subject to Sections 7.7 and 7.8, pay Nanomerics a royalty of [**] of the Annual Net Sales of Licensed Product in the Territory.

7.7	Combination Products. With respect to Combination Products, the Annual Net Sales used for the calculation of the royalties under Section 7.6 shall be determined as follows:

A A + B	x	Net Sales of the Combination Product, where:

A =	standard sales price of the Product (adjusted pro rata for quantity), containing the Compound as the sole active ingredient as the Combination Product in question, in the given country.

B =	standard sales price of the ready-for-sale form of a product (adjusted pro rata for quantity) containing the other therapeutically active ingredient(s) that is contained in the Combination Product in question, in the given country.

7.8	Reduction of Royalty.

7.8.1.	Royalty Stacking. If, during the Term, Virpax enters into an agreement with a Third Party in order to obtain a licence under a patent right of a Third Party that is necessary or desirable for Virpax, its Affiliates or any sublicensee to Exploit any Licensed Product (other than with respect to the use as part of a Licensed Product of a delivery device other than the Device, for which the cost shall be solely Virpax’s responsibility), then, upon entry into any such agreement and thereafter during the remainder of the period during which Virpax owes royalties to Nanomerics hereunder, the amounts payable under Article 7.6 hereof shall be reduced by [**] of all amounts payable by or on behalf of Virpax to such Third Party in connection with obtaining such rights; provided however, that in no event shall such amounts payable to Nanomerics be reduced as a result of this Section 7.8 by more than [**] of the royalties under Article 7.6 otherwise due to Nanomerics in a particular Calendar Quarter. For the purposes of this Section 7.8.1, the Parties’ respective alliance managers shall endeavour to agree in good faith whether a Third Party licence is “necessary” or “desirable”. A Third Party licence which results in an objectively demonstrable and material (relative to the existing value) increase in commercial value of the Product, the Compound, and/or its or their Exploitation, and which does not have a demonstrable materially adverse effect on either of the Parties, shall be deemed necessary or desirable. Should the Parties fail to agree whether any Third Party licence: (a) meets the criteria for being deemed necessary or desirable; or (b) is in fact necessary or desirable; such failure to agree shall be referred for resolution in accordance with Article 17.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

7.8.2.	Maximum Amount of Royalty Reduction. In no event shall the royalties payable to Nanomerics under Article 7 be reduced by more than [**] in any Calendar Quarter as a result of the reductions set forth in this Section 7.8.

7.9	Royalty Term. Virpax’s obligation to pay royalties shall commence, on a country-by-country basis, with respect to each separate Licensed Product, on the date of First Commercial Sale of such Licensed Product in such country. The obligation shall expire, on a country-by-country basis, with respect to each separate Licensed Product, on the latest to occur of (a) [**] of the First Commercial Sale of the first Licensed Product in such country; (b) the expiration date in such country of the last to expire of any Valid Claim; and, (c) the date upon which a Generic Product has been on the market in such country for a period of no fewer than ninety (90) days.

7.10	Sales Subject to Royalties. Sales between Virpax and its Affiliates shall not be subject to royalties hereunder. Royalties shall be calculated on Virpax’s and its Affiliates’ and it and their Sub-licensees’ sale of the Licensed Products to a Third Party. Royalties shall be payable only once for any given batch of the Licensed Products. For purposes of determining Net Sales, the Licensed Product shall be deemed to be sold upon Virpax, its Affiliates or Sub-licensees receipt of payment for the Licensed Product and a “sale” shall not include, and no royalties shall be payable on, transfers by Virpax, its Affiliates or Sublicensees of free samples of Licensed Products or clinical trial materials containing Compound or transfers of Licensed Products to patients under any Virpax, Affiliate or Sub-licensee’s patient assistance programme or other transfers or dispositions for charitable, promotional, pre-clinical, clinical, manufacturing, testing or qualification, regulatory or governmental purposes.

7.11	Royalty Payments. The royalties shall be calculated quarterly as of the last day of March, June, September and December respectively, for the Calendar Quarter ending on that date. Virpax shall pay the royalties in conjunction with the delivery of a written report to Nanomerics within forty-five (45) days after the end of each Calendar Quarter that shows, with respect to each country and each Licensed Product, the sales volume and Net Sales during such Calendar Quarter.

7.12	Currency; Mode of Payment.

7.12.1.	Currency. All payments required under this Agreement shall be made in U.S. Dollars. For the purpose of computing the Net Sales of Products sold in a currency other than U.S. Dollars, such currency shall be converted from local currency to U.S. Dollars by Virpax in accordance with the rates of exchange for the relevant month for converting such other currency into U.S. Dollars used by Virpax’s internal accounting systems, which are independently audited on an annual basis.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

7.12.2.	Mode of Payment. All payments set forth in this Article 7 shall be remitted by wire transfer to the following bank account of Nanomerics or such other account as Nanomerics may designate in writing to Virpax:

BANK ACCOUNT

[**]

7.13	Records Retention; Audit.

7.13.1.	Until the sixth (6th) anniversary of January 31 of the Calendar Year in which a Product is sold, Virpax shall keep or cause to be kept accurate records or books of account in accordance with applicable generally accepted accounting principles showing the information that is necessary for the accurate determination of the royalties due hereunder with respect to the sale of such Product.

7.13.2.	Upon the written request of Nanomerics, Virpax shall permit a certified public accountant or a person possessing similar professional status and associated with an independent accounting firm acceptable to the Parties to inspect during regular business hours and no more than once a year and going back no more than three (3) years preceding the current year, all or any part of Virpax’s records and books necessary to check the accuracy of the royalties paid. The accounting firm shall enter into appropriate obligations with Virpax to treat all information it receives during its inspection in confidence, except for the purposes of presenting the findings of its audit. The accounting firm shall disclose to Nanomerics and Virpax only whether the royalty reports are correct and details concerning any discrepancies, but no other information shall be disclosed to Nanomerics. The charges of the accounting firm shall be paid by Nanomerics, except that if the royalties have been understated by more than [**], the charges shall be paid by Virpax. Virpax shall make good any underpayment of royalties within forty-five (45) days of the disclosure of the accounting firm’s report.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

8.	Taxes

8.1	General The royalties, milestones and other amounts payable by Virpax to Nanomerics pursuant to this Agreement (“Payments”) shall not be reduced on account of any taxes unless required by Applicable Law. Nanomerics alone shall be responsible for paying any and all taxes (other than withholding taxes required by Applicable Law to be paid by Virpax) levied on account of, or measured in whole or in part by reference to, any Payments it receives hereunder. Virpax shall deduct or withhold from the Payments any taxes that it is required by Applicable Law to deduct or withhold. Notwithstanding the foregoing, if Nanomerics is entitled under any applicable tax treaty to a reduction of rate of, or the elimination of, applicable withholding tax, it may deliver to Virpax or the appropriate governmental authority (with the assistance of Virpax to the extent that this is reasonably required and is expressly requested in writing) the prescribed forms necessary to reduce the applicable rate of withholding or to relieve Virpax of its obligation to withhold tax, and Virpax shall apply the reduced rate of withholding, or dispense with withholding, as the case may be, provided that Virpax has received evidence, in a form satisfactory to Virpax, of Nanomerics’ delivery of all applicable forms (and, if necessary, its receipt of appropriate governmental authorization) at least fifteen (15) days prior to the time that the Payments are due. If, in accordance with the foregoing, Virpax withholds any amount, it shall pay to Nanomerics the balance when due, make timely payment to the proper taxing authority of the withheld amount, and send to Nanomerics proof of such payment within sixty (60) days following that payment. For purposes of this Agreement, the stated amount of the Payments payable by Virpax shall include any sales tax that Nanomerics may be required to collect.

8.2	Indirect Taxes. All Payments are inclusive of Indirect Taxes. If any Indirect Taxes are chargeable in respect of any Payments, Virpax shall pay such Indirect Taxes at the applicable rate in respect of any such Payments following the receipt, where applicable, of an Indirect Taxes invoice in the appropriate form issued by Nanomerics in respect of those Payments, such Indirect Taxes to be payable on the due date of the payment of the Payments to which such Indirect Taxes relate.

9.	Confidentiality and Non-Disclosure

9.1	Virpax Information. Nanomerics recognises that by reason of, inter alia, Virpax’s status as an exclusive licensee or owner of the Virpax Results pursuant to Article 6, Virpax has an interest in Nanomerics’ retention in confidence of certain information, including proprietary information of Virpax, that is known to Nanomerics and without regard to whether such information was originally discovered, generated, or recorded by Virpax or Nanomerics. Accordingly, until the expiration of Virpax’s exclusive position with respect to a Product under Section 7.9, Nanomerics shall, and shall cause its Affiliates and their respective officers, directors, employees and agents to, keep completely confidential, and not publish or otherwise disclose, and not use directly or indirectly for any purpose (a) the Results and (b) any other Information, including any Confidential Information of Nanomerics or Virpax, relating to (i) any Licensed Product, including the Compound, any IP Protection Rights with respect thereto, and any Regulatory Documentation, including Health Registration Approvals, with respect thereto or (ii) the Exploitation of such Product, including development, sales or marketing plans therefor (collectively the “Virpax Information”); except to the extent (w) the Virpax Information is in the public domain through no fault of Nanomerics, its Affiliates or any of their respective officers, directors, employees and agents, (x) such disclosure or use would be expressly permitted under Section 9.3, or (y) such disclosure or use is otherwise expressly permitted by the terms of this Agreement. For clarification, the disclosure by Nanomerics to Virpax or by Virpax to Nanomerics of Virpax Information shall not cause such information to cease to be subject to the provisions of this Section 9.1. In the event this Agreement is terminated in its entirety by Virpax pursuant to Section 13.3 or by Nanomerics pursuant to Section 13.4, this Section 9.1 shall have no continuing force or effect and Virpax Information shall be deemed to be Confidential Information of Virpax or Nanomerics, as applicable, for purposes of the surviving provisions of this Agreement.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

9.2	Confidentiality Generally. Subject to Section 9.1, at all times during the term of this Agreement and for a period of 5 years following termination or expiration hereof, each Party (the “Receiving Party”) shall, and shall cause its officers, directors, employees, agents, Affiliates and Sublicensees to, keep confidential and not publish or otherwise disclose and not use, directly or indirectly, for any purpose, any Confidential Information provided to it by the other Party (the “Disclosing Party”), except to the extent such disclosure or use is otherwise expressly permitted by the terms of this Agreement or is reasonably necessary for the performance of this Agreement. For the avoidance of doubt, the treatment of Confidential Information that is also Virpax Information is governed by the terms of Section 9.1, while the treatment of Confidential Information that is not also Virpax Information is governed by this Section 9.2.

9.3	Permitted Disclosures. Nanomerics may disclose Virpax Information and each Party may disclose Confidential Information (other than Virpax Information) to the extent that such disclosure is:

9.3.1.	made in response to a valid order of a court of competent jurisdiction or other competent authority; provided, however, that the Receiving Party shall first have given notice to the Disclosing Party and given the Disclosing Party a reasonable opportunity to quash any such order or obtain a protective order requiring that the Confidential Information and documents that are the subject of such order be held in confidence by such court or authority or, if disclosed, be used only for the purpose for which the order was issued; and provided further that if such order is not quashed or a protective order is not obtained, the Confidential Information disclosed in response to such court or governmental order shall be limited to that information that is legally required to be disclosed in response to such court or governmental order;

9.3.2.	made by or on behalf of by Virpax, its Affiliates or sublicensees to a Health Authority as may be necessary or useful in connection with any filing, application or request for a Health Registration Approval; provided, however, that reasonable measures shall be taken to assure confidential treatment of such information, to the extent such protection is available;

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

9.3.3.	made by a Party to a patent authority as may be necessary or useful for purposes of obtaining or enforcing a Patent (consistent with the terms and conditions of Article 10); provided, however, that reasonable measures shall be taken to assure confidential treatment of such information, to the extent such protection is available; or

9.3.4.	otherwise required by law; provided, however, that if Nanomerics is required to disclose Virpax Information, or either Party is required to disclose Confidential Information of the other Party, the Party required to make the disclosure shall (a) provide to the other Party reasonable advance notice of and an opportunity to comment on any such required disclosure, (b) if requested by the other Party, seek confidential treatment with respect to any such disclosure to the extent available, and (c) use good faith efforts to incorporate the comments of the other Party in any such disclosure or request for confidential treatment; or

9.3.5.	made by Virpax or its Affiliates to Third Parties as may be necessary or useful in connection with the Exploitation of the Compound or Licensed Products as contemplated by this Agreement, including subcontracting or sublicensing transactions in connection therewith.

Notwithstanding the foregoing, in the event that either Party is required by Applicable Law or the requirements of a national securities exchange or another similar regulatory body to disclose this Agreement, in whole or in part, the Parties shall reasonably agree on a redacted version of this Agreement as necessary to protect the Confidential Information of the Parties prior to making such disclosure.

9.4	Exclusions. Notwithstanding the foregoing, Confidential Information shall not include any information that:

9.4.1.	is or hereafter becomes part of the public domain by public use, publication, general knowledge or the like through no wrongful act, fault or negligence on the part of the Receiving Party;

9.4.2.	can be demonstrated by documentation or other competent proof to have been in the Receiving Party’s or its Affiliates’ possession prior to disclosure by the Disclosing Party;

9.4.3.	is subsequently received by the Receiving Party or its Affiliates from a Third Party or a Sublicensee who is not bound by any obligation of confidentiality with respect to said information;

9.4.4.	is generally made available to Third Parties by the Disclosing Party without restriction on disclosure; or

9.4.5.	is independently developed by or for the Receiving Party or its Affiliates without reference to the Disclosing Party’s Confidential Information.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

9.5	Publications and Presentations. The Parties acknowledge that scientific publications must be strictly monitored to prevent any adverse effect from premature publication of results of the research and development activities hereunder. Accordingly, no fewer than thirty days prior to the expected date of publication or presentation, Nanomerics shall provide to Virpax, any material related to the Program, the Virpax Results or the Exploitation of Licensed Products that Nanomerics wishes to publish or present, and Nanomerics shall not publish, present or otherwise disclose any such material without the prior written consent of Virpax, which shall not be unreasonably withheld nor delayed. Each Party’s contribution to such Results shall be duly recognised in such publications or presentations.

9.6	Use of Name/Publicity.

9.6.1.	Neither Party shall mention or otherwise use the name, insignia, symbol, trademark, trade name or logotype of the other Party or its Affiliates in any publication, press release, promotional material or other form of publicity without the prior written consent of the other Party. The restrictions imposed by this Section 9.6.1 shall not prohibit either Party from making any disclosure identifying the other Party that is required by Applicable Law or the requirements of a national securities exchange or another similar regulatory body, provided that any such disclosure shall be governed by this Article 9. Further, the restrictions imposed on each Party under this Section 9.6.1 are not intended, and shall not be construed, to prohibit a Party from identifying the other Party in its internal business communications, provided that any Confidential Information or Virpax Information in such communications remains subject to this Article 9.

9.6.2.	Notwithstanding the foregoing, Virpax, its Affiliates and Sublicensees shall have the right to use the name of Nanomerics and its Affiliates to the extent necessary or useful in connection with the Exploitation of the Compound and Products as contemplated by this Agreement, including subcontracting and sublicensing transactions in connection therewith.

9.6.3.	Neither Party shall issue any press release or make any other public announcement or statement concerning this Agreement or the transactions covered by it without the prior written approval of the other Party, except that each Party (after consultation with counsel) may make such announcements and disclosures, if any, as may be required by Applicable Law or the requirements of a national securities exchange or another similar regulatory body, or in connection with a public offering of securities or any filing with the U.S. Securities and Exchange Commission or a foreign equivalent.

10.	Licensed Patents; Patent Prosecution and Defence; Trademarks

10.1	Licensed Patents Should at any time during the Term, Nanomerics or its Affiliates own or otherwise Control any Patents that are necessary or useful for the Exploitation of the Compound, the Device, the Technology or the Product, such Patents shall be deemed Licensed Patents for the purposes of his Agremeent and shall be added to Schedule 4.

10.2	Prosecution. Each Party shall appoint a patent co-ordinator for the purposes of coordinating their activities under this Section 10. Nanomerics shall have the first right, but not the obligation, at its sole cost and expense, through counsel of its choosing, to obtain, prosecute (including any interferences, reissue proceedings and re- examinations) and maintain all Licensed Patents throughout the world.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

10.3	Nanomerics shall obtain, prosecute and maintain the Licensed Patents in those countries listed in Schedule 4 (which in any event shall include the Major Markets) and shall have the first right to determine (in consultation with Virpax) in which other countries to obtain, prosecute and maintain the Licensed Patents. If Nanomerics declines, or otherwise fails to diligently pursue such action, to obtain prosecute or maintain any Licensed Patent in any country, Virpax shall have the right, providing that to do so would not result in a demonstrably material adverse effect on the Exploitation of Licensed Products, but not the obligation, to take such action through counsel of its choosing, with respect to such Licensed Patent in such country. The reasonable cost and expense of such action shall be borne equally by the Parties, and Nanomerics’ contribution to such cost and expense shall be deducted by Virpax from any Royalties payable with respect to such Licensed Patent in such country.

10.4	Virpax shall have the right to request that Nanomerics obtain, prosecute and maintain a Licensed Patent in a particular country. If Nanomerics declines, or otherwise fails, to initiate any such requested action with respect to a Licensed Patent within sixty (60) days (or, if after initiating any requested action, Nanomerics at any time thereafter fails to diligently pursue such action), Virpax shall have the right, providing that to do so would not result in a demonstrably material adverse effect on the Exploitation of Licensed Products, but not the obligation, to take such action, through counsel of its choosing, with respect to such Licensed Patent. The reasonable cost and expense of such action shall be borne equally by the Parties, and Nanomerics’ contribution to such cost and expense shall be deducted by Virpax from any Royalties payable with respect to such Licensed Patent in such country.

10.5	Obtaining, Prosecuting and Maintaining Patents.

10.5.1.	The Party obtaining, prosecuting or maintaining Licensed Patents pursuant to Section 10.1 (the “Prosecuting Party”) shall keep the other Party (the “Non-Prosecuting Party”) advised as to material developments and all steps to be taken with respect to such Patents and shall furnish the Non-Prosecuting Party with copies of such applications for Patents, amendments thereto and other related correspondence to and from patent offices, and, to the extent reasonably practicable, permit the Non-Prosecuting Party an opportunity to offer its comments thereon before the Prosecuting Party makes a submission to a patent office which could materially affect the scope or validity of the patent coverage that may result. The Non-Prosecuting Party shall offer its comments, if any, promptly, but in no event shall the Prosecuting Party be required to delay any such submission. The Non-Prosecuting Party shall, and shall cause its Affiliates to, reasonably assist and cooperate with the Prosecuting Party in obtaining, prosecuting and maintaining Licensed Patents.

10.5.2.	Nanomerics shall (a) provide to Virpax all Information, including a correct and complete list of Licensed Patents covering the Licenced Product(s) or otherwise necessary or reasonably useful to enable Virpax make filings with Health Authorities with respect to the Licensed Patents, including as required or allowed in connection with (i) in the United States, the FDA’s Orange Book and (ii) outside the United States, under the national implementations of Article 10.1(a)(iii) of Directive 2001/EC/83 or other international equivalents and (b) cooperate with Virpax’s reasonable requests in connection therewith, including meeting any submission deadlines, in each case, to extent required or permitted by Applicable Law.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

10.6	Enforcement. In the event that either Party has cause to believe that a Third Party may be infringing any of the Licensed Patents, such Party shall promptly notify the other Party in writing, identifying the alleged infringer and the alleged infringement complained of and furnishing the information upon which such determination is based. Other than with respect to a Third Party’s Abbreviated New Drug Application (ANDA) making a Paragraph IV filing in its certification against any of the Licensed Patents as may be listed in the Orange Book as contemplated by Section 10.5.2 (“Paragraph IV Filing”), Nanomerics shall have the first right, in its sole discretion, but after notifying Virpax (if time permits), through counsel of its choosing, to take any measures it deems appropriate to stop such infringing activities by such Third Party or to grant to the infringing Third Party adequate rights and licences necessary for continuing such activities. Upon reasonable request by Nanomerics, Virpax shall give Nanomerics all reasonable information and assistance, at Nanomerics expense, including allowing Nanomerics access to Virpax’ files and documents and to Virpax’ personnel who may have possession of relevant information and, if necessary for Nanomerics to prosecute any legal action, joining in the legal action as a party and Nanomerics shall reimburse Virpax for reasonable costs and expenses incurred by Virpax with respect to such joinder. Virpax shall use its best efforts to obtain any consents required by Third Parties owning Patents licensed to Virpax in order for Nanomerics to remove such infringement. Should Nanomerics decline to take any action, it shall immediately notify Virpax, and Virpax shall be entitled, in its sole discretion, through counsel of its choosing, to take any measures it deems appropriate to stop such infringing activities by such Third Party or to grant to the infringing Third Party adequate rights and licences necessary for continuing such activities. With respect to any Paragraph IV Filing, Virpax shall be entitled, in its sole discretion, through counsel of its choosing, to take any measures it deems appropriate to challenge such action. Upon reasonable request by Virpax, Nanomerics shall give Virpax all reasonable information and assistance, including allowing Virpax access to Nanomerics’ files and documents and to Nanomerics’ personnel who may have possession of relevant information and, if necessary for Virpax to prosecute any legal action, joining in the legal action as a party and Virpax shall reimburse Nanomerics for reasonable costs and expenses incurred by Nanomerics with respect to such joinder. Nanomerics shall use its best efforts to obtain any consents required by Third Parties owning Patents licensed to Nanomerics in order for Virpax to remove such infringement.

10.7	Costs and Recovery. The Party pursing any action under Section 10.6 shall bear its own costs and expenses related thereto. Any amounts recovered by either Party pursuant to Section 10.6 , whether by settlement or judgment, shall be used to reimburse the Parties for their reasonable costs and expenses in making such recovery (which amounts shall be allocated pro rata if insufficient to cover the totality of such expenses), with any remainder being retained by or paid to Virpax and, to the extent attributable to lost sales of Licensed Products, being deemed [**] for which Virpax shall pay Nanomerics any Royalties that may be owed with respect to such [**] under Sections 7.6 or 7.7.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

10.8	Third Party Rights, Third Party Litigation.

10.8.1.	Third Party Rights. If, in the opinion of Virpax, the Exploitation of Licensed Products by Virpax, its Affiliates or any of its sublicensees infringes or misappropriates any Patent or any Intellectual Property Right of a Third Party in any country, such that Virpax or any of its Affiliates, Distributors, customers or Sublicensees cannot Exploit the Licensed Products in such country without infringing the Patent or Intellectual Property Right of such Third Party, then, Nanomerics shall have the first right, but not the obligation, through counsel of its choosing, to negotiate and obtain a licence from such Third Party as necessary for Virpax and its Affiliates or sublicensees to Exploit the Licensed Products in such country. Should Nanomerics decline to take any action, it shall immediately notify Virpax, and Virpax shall be entitled, in its sole discretion, through counsel of its choosing to negotiate and obtain a licence from such Third Party as necessary for Virpax and its Affiliates or sublicensees to Exploit the Licensed Products in such country.

10.8.2.	Third Party Litigation. In the event of any actual or threatened suit against Nanomerics, Virpax or its Affiliates, Sublicensees or customers alleging that the Exploitation of Licensed Products, or that the Exploitation of a Licensed Patent or Licensed Know-How or any part thereof by or on behalf of Virpax under this Agreement, infringes the Patent or other intellectual property rights of any Person (an “Infringement Suit”), the Party first becoming aware of such Infringement Suit shall promptly give written notice to the other Party. Nanomerics shall have the first right, but not the obligation, through counsel of its choosing, to assume direction and control of the defence of claims arising therefrom (including the right to settle such claims in its sole discretion). Should Nanomerics decline to take any action, it shall immediately notify Virpax, and Virpax shall be entitled, in its sole discretion, through counsel of its choosing to assume direction and control of the defence of claims arising therefrom (including the right to settle such claims in its sole discretion).

10.9	Cooperation. The Party not defending an action or claim pursuant to Section 10.6 (the “Non-Defending Party”) shall provide to the other Party (the “Defending Party”) all reasonable assistance requested by the Defending Party in connection with any action, claim or suit under Section 10.6 , including allowing the Defending Party access to the Non-Defending Party’s files and documents and to the Non-Defending Party’s personnel who may have possession of relevant information. In particular the Non-Defending Party will promptly make available to the Defending Party, free of charge, all information in its possession or control that it is aware will assist the Defending Party in responding to any such action, claim or suit.

10.10	Nanomerics shall keep Virpax’s patent co-ordinator reasonably well updated on any material aspects regarding the prosecution of, and infringement of or by the Licensed Patents. The Parties shall strive to achieve consensus, through their respective patent co-ordinators, as to the jurisdictions in which prosecution is pursued, and the actions taken or to be taken with respect to infringement. Failing a consensus, any disagreements to be handled as if they are disputes of the JRC, and shall be dealt with in accordance with Section 5.3.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

10.11	Trademarks. Virpax shall have the sole right to select the Trademarks for the marketing and sale of the Licensed Products in the Territory. Virpax shall own such Trademarks and all IP Protection Rights and other rights and goodwill with respect thereto. Nanomerics shall not, and shall not permit its Affiliates to, use any trademark that is the same as or confusingly similar to, the Trademarks.

11.	Warranties

11.1	Each Party warrants to the other that:

11.1.1.	it has full legal power to extend the rights and licences granted to the other under this Agreement and perform its obligations hereunder;

11.1.2.	it has full power and authority to enter into this Agreement and has taken all necessary action on its part required to authorise the execution and delivery of this Agreement;

11.1.3.	neither it nor any researcher engaged by it, in any capacity, in the Program has been debarred or is subject to debarment or has otherwise been disqualified or suspended from performing scientific or clinical investigations or otherwise subjected to any restrictions or sanctions by the FDA or any other governmental or regulatory authority or professional body with respect to the performance of scientific or clinical investigations.

11.2	Nanomerics warrants that:

11.2.1.	the execution, delivery and performance of this Agreement will not result in a violation of, or be in material conflict with, or constitute a material default, under any agreement in existence as of the Effective Date between Nanomerics and Third Parties and that it is not party to any other agreements that limits Virpax’s rights under this Agreement. Nanomerics will not assign, transfer, convey or otherwise encumber its rights to the Licensed Patents or Licensed Know-How and shall not use the Licensed Patents, Licensed Know-How or Licensed Improvements itself or grant any right, title or interest to any Person that is inconsistent with the exclusive licence granted herein or Virpax’s other rights under this Agreement.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

11.2.2.	Nanomerics is the sole and exclusive owner of the entire right, title and interest in the Patents listed on Schedule 4(A) (the “Owned Patents”) and the Licensed Compound, Licensed Know-How and the Technology, and is entitled to grant the licences specified herein. Nanomerics is the exclusive licensee of the Device in the Device Field listed on Schedule 4(B) (the “In-Licensed Patents”) and the Licensed Device Know-How is entitled to grant the licences specified herein. Except as provided in Schedule 4(B), Nanomerics has no Knowledge that such rights are subject to any encumbrance, lien or claim of ownership by any Third Party. A list of the Owned Patents and the In-Licensed Patents and a copy of all licence and other agreements regarding the In-Licensed Patents (the “In- Licence Agreements”) (redacted as to commercially sensitive or confidential provisions), as amended to the date hereof, have been provided to Virpax prior to the Effective Date. The Owned Patents and the In-Licensed Patents constitute all of the Licensed Patents as of the Effective Date. Nanomerics shall promptly provide Virpax with notice of any alleged, threatened or actual breach of any In-Licence Agreement. As of the Effective Date, none of Nanomerics, its Affiliates and, to their Knowledge, any Third Party is in breach of any In-Licence Agreement.

11.2.3.	To Nanomerics’ and its Affiliates’ Knowledge, the Licensed Patents: (i) comprise all of the Patents that Nanomerics or its Affiliates own or otherwise Control, as of the Effective Date that are necessary or useful for the Exploitation of the Compound, the Device, the Technology or the Product, (ii) are being diligently procured from the respective Patent Offices in accordance with all Applicable Law; and (iii) have been filed and maintained properly and correctly and all applicable fees have been paid on or before the due date for payment.

11.2.4.	As of the Effective Date, to Nanomerics’ and its Affiliates’ Knowledge, there is no actual infringement or threatened infringement of the Licensed Patents, Licensed Know-How or the Regulatory Documentation by any Person.

11.2.5.	To Nanomerics’ and its Affiliates’ Knowledge, Virpax’s Exploitation of the Regulatory Documentation, the Licensed Patents or the Licensed Know-How hereunder, so far as Nanomerics is aware of any such intended Exploitation, will not infringe any Patent or other intellectual property or proprietary right of any Person.

11.2.6.	The Licensed Patents existing as of the Effective Date are subsisting and are not invalid or unenforceable, in whole or in part. The Licensed Know-How existing as of the Effective Date is subsisting. The conception, development and reduction to practice of the Regulatory Documentation, the Licensed Patents and Licensed Know-How existing as of the Effective Date have not constituted or involved the misappropriation of trade secrets or other rights or property of any Person. There are no claims, judgments or settlements against or amounts with respect thereto owed by Nanomerics or any of its Affiliates relating to the Regulatory Documentation, the Licensed Patents or the Licensed Know-How. No claim or litigation has been brought or threatened by any Person alleging, and Nanomerics has no notice of any possible claim, whether or not asserted, that (a) the Licensed Patents or the Licensed Know-How are invalid or unenforceable or (b) the Regulatory Documentation, the Licensed Patents or the Licensed Know-How or the disclosing, copying, making, assigning, licensing or Exploiting of the Regulatory Documentation, the Licensed Patents or the Licensed Know-How, or products and services embodying the Regulatory Documentation, or the Compound, Licensed Products violates, infringes or otherwise conflicts or interferes with any intellectual property or proprietary right of any Person.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

12.	Indemnification and Insurance

12.1	Indemnification of Nanomerics. In addition to any other remedy available to Nanomerics, Virpax shall indemnify, defend and hold harmless Nanomerics, its Affiliates and its and their respective directors, officers, agents and employees in full and on demand, from and against any and all Losses incurred by them to the extent resulting from or arising out or in connection with any claims made or demands, causes of action, suits brought by a Sublicensee or Third Party (collectively, “Third Party Claims”) against Nanomerics, its Affiliates or their respective directors, officers, agents or employees (a) that arise or result from any intentional misconduct or gross negligence on the part of Virpax or its Affiliates in performing any activity contemplated by this Agreement or the breach of any provision of this Agreement by Virpax except for any Loss for which Nanomerics has an obligation to indemnify Virpax and its Affiliates pursuant to Section 12.2, as to which Loss each Party shall indemnify the other to the extent of their respective liability for such Loss, or (b) that allege that the claimant has suffered personal injury or death as a result of use of the Products, except to the extent such Losses arise as a result of the negligence, fraud, wilful misconduct or wrongful act of the Indemnified Party, its Affiliates or its or their respective officers, directors, partners, shareholders, employees or agents.

12.2	Indemnification of Virpax. In addition to any other remedy available to Virpax, Nanomerics shall indemnify, defend and hold harmless Virpax, its Affiliates, Sub-licensees and its and their respective directors, officers, agents and employees in full and on demand, from and against any and all Losses incurred by them to the extent resulting from or arising out of or in connection with any Third Party Claims against Virpax, its Affiliates or their respective directors, officers, agents or employees that (a) arise or result from any intentional misconduct or gross negligence on the part of Nanomerics or its Affiliates in performing any activity contemplated by this Agreement, or the breach of any provision of this Agreement by Nanomerics, except for any Losses for which Virpax has an obligation to indemnify Nanomerics and its Affiliates pursuant to Section 12.1, as to which Losses each Party shall indemnify the other to the extent of their respective liability for such Losses or (b) that allege that the claimant has suffered personal injury or death as a result of the Exploitation of any Products by Nanomerics, its Affiliates or licensees prior to or after the Term.

12.3	Indemnification Procedure. Should the Indemnified Party intend to claim indemnification hereunder from the Indemnifying Party, the Indemnified Party shall promptly notify the Indemnifying Party in writing of any Losses in respect of which the Indemnified Party intends to claim such indemnification and the Indemnifying Party shall be entitled, but not obligated, to assume the defence of any Third Party Claims thereof with counsel selected by it. The Indemnified Party, including its Affiliates, directors, officers and employees, shall co-operate fully, at the Indemnifying Party’s expense, with the Indemnifying Party and its legal representatives in the investigation and defence of any Third Party Claim covered by this indemnification. The indemnification shall not apply to amounts paid in settlement of any Third Party Claim if such settlement is effected without the consent of the Indemnifying Party.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

12.4	LIMITATION ON DAMAGES. EXCEPT IN CIRCUMSTANCES OF GROSS NEGLIGENCE OR INTENTIONAL MISCONDUCT BY A PARTY OR ITS AFFILIATES, OR WITH RESPECT TO THIRD PARTY CLAIMS UNDER SECTION 12.1 OR 12.2, OR WITH RESPECT TO MILESTONES ROYALTIES OR OTHER PAYMENTS ACCRUED OR OWED BUT UNPAID, NO PARTY OR ANY OF ITS AFFILIATES SHALL BE LIABLE FOR SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, OR FOR LOST PROFITS, MILESTONES OR ROYALTIES, WHETHER IN CONTRACT, WARRANTY, NEGLIGENCE, TORT, STRICT LIABILITY OR OTHERWISE, ARISING OUT OF (a) THE DEVELOPMENT, MANUFACTURE, USE OR SALE OF ANY PRODUCT OR COLLABORATION COMPOUND DEVELOPED, MANUFACTURED OR MARKETED HEREUNDER, OR (b) ANY BREACH OF OR FAILURE TO PERFORM ANY OF THE PROVISIONS OF THIS AGREEMENT.

12.5	Insurance. Each Party shall have and maintain such type and amounts of liability insurance programs as is normal and customary in the pharmaceutical industry generally for Persons similarly situated, and shall upon request provide the other Party with a copy of its policies of insurance in that regard, along with any amendments and revisions thereto.

13.	Term and Termination

13.1	Term. This Agreement shall become effective on the Effective Date and shall continue in full force and effect, unless earlier terminated pursuant to this Article 13 or as elsewhere explicitly set forth in this Agreement, for as long as Virpax is developing or otherwise Exploiting Licensed Products for which royalties will be or are owed to Nanomerics pursuant to Article 7.

13.2	Collaboration Term. The Collaboration Term shall commence on the Effective Date and continue for as long as Nanomerics is required to perform activities under the Program.

13.3	Termination by Virpax. Virpax shall have the right in its sole discretion to terminate this Agreement in its entirety or with respect to any country (not being a Major Market, a Member State of the European Union, or China) for any reason upon one hundred and eighty (180) days’ prior written notice to Nanomerics. Upon termination, Virpax shall assign to Nanomerics all its right title and interest in Virpax Results.

13.4	Termination by Nanomerics. Nanomerics shall have the right in its sole discretion to terminate this Agreement in its entirety by giving Virpax thirty (30) days written notice if the Funding Completion Date has not occurred prior to 31st January 2020.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

13.5	Termination by either Party.

13.5.1.	Failure to Raise Funding. Either Party may terminate this Agreement by giving the other Party thirty (30) days prior written notice if Virpax has not secured the Funding by such date(s) as set forth in the Funding Plan (“the Funding Expiry Date”). Should Nanomerics be the Party giving such notice, Virpax may:

13.5.1.1	respond in writing to Nanomerics on a date (“the Funding Waiver Date”) prior to the expiry of said 30 days period that it wishes to proceed under the Agreement and that it has secured sufficient funding from other sources than those identified in the Funding Plan as required to proceed with the Program, in which case Virpax shall be deemed to have fully received the Funding and Nanomerics shall not be entitled to terminate the Agreement pursuant to this Section 13.5.1; or,

13.5.1.2	respond in writing Nanomerics prior to the expiry of said 30 days period that it reasonably is of the opinion that the Funding will be fully received by Virpax within a reasonable period after the the Funding Expiry Date. With such written response Virpax shall provide Nanomerics with such information as is required for Nanomerics to assess the reasonableness or otherwise of Virpax’s opinion. The Parties shall meet promptly following such written response by Virpax to negotiate in good faith whether or not there should be an extension to the Funding Expiry Date, and if so how long. During such good faith negotiations, Nanomerics’ notice to terminate shall be suspended. Ten days following the commencement of such good faith negotiations, Nanomerics’ notice to terminate shall be reactivated, or, at Nanomerics’ discretion, withdrawn.

13.5.2.	Material Breach. In the event of a material breach of this Agreement by a Party where such breach is capable of cure and such breach remains uncured for ninety (90) days after notice by the non- breaching Party specifying the breach and requiring its remedy, the non-breaching Party may terminate this Agreement immediately. If Virpax commences an action in which it challenges the validity, enforceability or scope of any of the Licensed Patents, it shall be deemed a material breach of this Agreement.

13.5.3.	Bankruptcy. Either Party may terminate this Agreement immediately upon written notice to the other Party in the event that the other Party shall file in any court or agency, pursuant to any statute or regulation of any state or country, a petition in bankruptcy or insolvency or for reorganization or for an the appointment of a receiver or trustee of such other Party or of its assets, or if the other Party proposes a written agreement of composition or extension of its debts, or if the other Party shall be served with an involuntary petition against it, filed in any insolvency proceeding, or if the other Party shall propose or be a party to any dissolution or liquidation, or if the other Party shall make an assignment for the benefit of its creditors.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

13.6	Consequences of Termination.

13.6.1.	The expiration or termination of this Agreement shall be without prejudice to any rights or obligations of the Parties that may have accrued prior to such expiration or termination and, except as otherwise expressly provided herein, shall not limit any rights or remedies which may be available at law or otherwise.

13.6.2.	Upon the termination or expiration of this Agreement, each Party shall, at its sole expense, promptly return to the other Party all Confidential Information and, at such other Party’s option, either destroy or return to such other Party all Provided Materials received from such other Party. Notwithstanding the foregoing, the General Counsel of each Party may retain one copy of each business document generated by such Party in connection with this Agreement for archival purposes only, and all such retained documents shall be subject to the confidentiality obligations of this Agreement.

13.6.3.	In the event of termination by Virpax pursuant to Section 13.3 or 13.5.3 or by Nanomerics pursuant to Section 13.4, 13.5.2 or 13.5.3 Virpax shall transfer and assign to Nanomerics (a) all of its ownership in any Results specifically referable to the Compound or Licensed Products; (b) all Regulatory Documentation; and, (c) any Health Registration Approval, all free of charge.

13.7	Survival. The termination of this Agreement shall not relieve the Parties from performing any obligations accrued prior to the date this Agreement terminates. The provisions of this Agreement that by their nature constitute continuing obligations shall survive expiration or termination of this Agreement (including each Party’s obligations under Sections 3.5,13.4 through 13.7 and Articles 1, 2, 6, 9, 12, 17 and 24).

14.	Force Majeure

No liability shall result from delay in performance or non-performance, in whole or in part, by either of the Parties to this Agreement to the extent that such delay or non-performance is caused by an event of Force Majeure.

The Force Majeure Party shall within five (5) business days of becoming aware of the Force Majeure event, give written notice to the other Party stating the nature of the Force Majeure event, its anticipated duration and any action being taken to avoid or minimize its effect. Any suspension of performance shall be of no greater scope and of no longer duration than is reasonably required and the Force Majeure Party shall take all commercially reasonable steps to remedy its inability to perform.

15.	Assignment

Except as expressly provided in this Agreement, neither Party may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise, in whole or in part without the prior written consent of the other Party, except that (a) either Party shall always have the right, without such consent, to perform any or all of its obligations and exercise any or all of its rights under this Agreement through any of its Affiliates, and (b) on written notice to the other Party may assign any or all of its rights and delegate any or all of its obligations hereunder to any of its Affiliates or to any successor in interest (whether by merger, acquisition, asset purchase or otherwise) to all or substantially all of the business to which this Agreement relates. Any permitted successor of a Party or any permitted assignee of all of a Party’s rights under this Agreement that has also assumed all of such Party’s obligations hereunder in writing shall, upon any such succession or assignment and assumption, be deemed to be a party to this Agreement as though named herein in substitution for the assigning Party, whereupon the assigning Party shall cease to be a party to this Agreement and shall cease to have any rights or obligations under this Agreement. All validly assigned rights of a Party shall inure to the benefit of and be enforceable by, and all validly delegated obligations of such Party shall be binding on and be enforceable against, the permitted successors and assigns of such Party. Any attempted assignment or delegation in violation of this Article 15 shall be void.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

16.	Severability

To the fullest extent permitted by Applicable Law, the Parties waive any provision of law that would render any provision of this Agreement invalid, illegal or unenforceable in any respect. If any provision of this Agreement is held to be invalid, illegal or unenforceable, in any respect, then such provision will be given no effect by the Parties and shall not form part of this Agreement. To the fullest extent permitted by Applicable Law and if the rights or obligations of any Party will not be materially and adversely affected, all other provisions of this Agreement shall remain in full force and effect, and the Parties shall use their best efforts to negotiate a provision in replacement of the provision held invalid, illegal or unenforceable that is consistent with Applicable Law and achieves, as nearly as possible, the original intention of the Parties.

17.	Governing Law and Dispute Resolution

This Agreement shall in all respects be governed by the laws of New York, USA, without reference to the conflict of law provisions. Any controversy arising out of this Agreement shall finally be settled by the rules of the Arbitration Institute of the International Chamber of Commerce. The proceedings shall take place in New York, USA, if brought by Nanomerics, and in London, England if brought by Virpax, and shall be conducted in the English language.

18.	Notices

Any notice, request, or other communication permitted or required under this Agreement shall be in writing, shall refer specifically to this Agreement, and shall be deemed given only if hand delivered or sent by an internationally recognised overnight delivery service, costs prepaid, or by fax (with transmission confirmed), to the Party to whom notice is to be given at the following address (or at such other address such Party may have provided to the other Party in writing referencing this Article 18):

If to Nanomerics:

Address:	New Bridge Street House, 30-34 New Bridge Street, London, EC4V 6BJ UK

For the attention of:	Dr Andreas Schatzlein

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

With a copy to:
Address:	Nanomerics, 14 Approach Road, St Albans AL1 1SR

If to Virpax:
Address:	101 Lindenwood Drive, Suite 225 Malvern, PA 19355, USA

For the attention of:	Chairman & Chief Executive Officer, Anthony P. Mack

With a copy to:
General Counsel & EVP, Michele C. Linde
Address:	as per above

19.	Relationship of the Parties

The status of a Party under this Agreement shall be that of an independent contractor. Nothing contained in this Agreement shall be construed as creating a partnership, joint venture or agency relationship between the Parties or, except as otherwise expressly provided in this Agreement, as granting either Party the authority to bind or contract any obligation in the name of or on the account of the other Party or to make any statements, representations, warranties or commitments on behalf of the other Party. All persons employed by a Party shall be employees of such Party and not of the other Party and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such Party.

20.	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement. This Agreement supersedes all prior agreements, whether written or oral, with respect to the subject matter of this Agreement. Each Party confirms that it is not relying on any statements, representations, warranties or covenants of any person (whether a Party to this Agreement or not) except as specifically set out in this Agreement. Nothing in this Agreement is intended to limit or exclude any liability for fraud. All Schedules and Exhibits referred to in this Agreement are intended to be and are hereby specifically incorporated into and made a part of this Agreement. In the event of any inconsistency between any such Schedules or Exhibits and this Agreement, the terms of this Agreement shall govern.

21.	Amendment

Any amendment or modification of this Agreement must be in writing and signed by authorised representatives of both Parties.

22.	Waiver and Non-Exclusion of Remedies

A Party’s failure to enforce, at any time or for any period of time, any provision of this Agreement, or to exercise any right or remedy shall not constitute a waiver of that provision, right or remedy or prevent such Party from enforcing any or all provisions of this Agreement and exercising any rights or remedies. To be effective any waiver must be in writing. The rights and remedies provided herein are cumulative and do not exclude any other right or remedy provided by law or otherwise available except as expressly set forth herein.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

23.	No Benefit to Third Parties

Except for any rights and immunities granted in this Agreement to any Virpax or Nanomerics Affiliates, the provisions of this Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and they shall not be construed as conferring any rights in any other Persons except as otherwise expressly provided Article 15.

24.	Equitable Relief

In the event of a breach or threatened breach of any provision of Section 3.4.2 or Article 9, Virpax shall be authorised and entitled to seek from any court of competent jurisdiction equitable relief, whether preliminary or permanent, specific performance and an equitable accounting of all earnings, profits and other benefits arising from such breach, which rights shall be cumulative and in addition to any other rights or remedies to which Virpax may be entitled in law or equity. Nothing in this Article 24 is intended, or should be construed, to limit Virpax’s right to equitable relief or any other remedy for a breach of any other provision of this Agreement.

In the event of a breach or threatened breach of any provision of Article 9, Nanomerics shall be authorised and entitled to seek from any court of competent jurisdiction equitable relief, whether preliminary or permanent, specific performance and an equitable accounting of all earnings, profits and other benefits arising from such breach, which rights shall be cumulative and in addition to any other rights or remedies to which Nanomerics may be entitled in law or equity. Nothing in this Article 24 is intended, or should be construed, to limit Nanomerics’ right to equitable relief or any other remedy for a breach of any other provision of this Agreement.

25.	Further Assurance

Each Party shall perform all further acts and things and execute and deliver such further documents as may be necessary or as the other Party may reasonably require to implement or give effect to this Agreement.

26.	Expenses

Except as otherwise expressly provided in this Agreement, each Party shall pay the fees and expenses of its respective lawyers and other experts and all other expenses and costs incurred by such Party incidental to the negotiation, preparation, execution and delivery of this Agreement.

27.	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which taken together shall be deemed to constitute one and the same instrument.

[Remainder of Page Was Intentionally Left Blank]

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

28.	Execution

THIS AGREEMENT IS EXECUTED by the authorised representatives of the Parties on the dates indicated below but effective as of the Effective Date.

SIGNED for and on behalf of		SIGNED for and on behalf of

NANOMERICS LTD		VIRPAX PHARMACEUTICALS, INC

/s/ Andreas G. Schätzlein		/s/ Anthony P. Mack
Name :	Andreas G. Schätzlein	Name :	Anthony P. Mack
Title :	Chief Executive Officer	Title :	Chairman & Chief Executive Officer
Date:	11th of April 2019	Date:	April 11, 2019

29.	Schedules:

1	Clinical Development Plan

2	The Device

3	Funding Plan

4	Licensed Patents

5	Pre-Clinical Development Plan

6	The Technology

SCHEDULE 1: CLINICAL DEVELOPMENT PLAN NES 100 - PROPOSED CDP OUTLINE

	Studies	Population	# of Patients Ph 1	Arms	PEP	Duration of treatment
Ph 1	Randomized, PBO-controlled, SAD and MAD	Healthy Volunteers	SAD 48 (8 per treatment group; 6 active; 2 PBO per dose level); MAD 18 (6 active per dose level)	NES 100 5 mg NES 100 10 mg NES 100 20 mg NES 100 30 mg	SAD: Dose finding Safety, Effectiveness Substudy PK real-time; MAD: Best 3 doses following DSMB	SAD: 1 day MAD: TBD

	Studies	Population	# of Patients Ph 2a, 2b: P=0.05; SD+2.3; Power=80%; ∆=1.2; Dropout 40%*	Arms	PEP	Duration of treatment
Ph 2a	Randomized, D-b, parallel group	Cancer Patients with Breakthrough Pain	100 (25 per treatment group)	NES 100 TBD NES 100 TBD NES 100 TBD Morphine max tolerated	Non-inferiority to oral morphine with at least 20% reduction in pain	5 days

Ph 2b	Randomized, D-b, parallel group	Cancer Patients with Breakthrough Pain	150 (50 per treatment group)	NES 100 TBD NES 100 TBD Morphine max tolerated	Percent of patients reaching at least 20% reduction in pain Safety, Efficacy	5 days

OLSS	Safety study to commence when Ph 2b topline results are	Cancer Patients with Breakthrough Pain	100 (50 per treatment group)	NES 100 TBD NES 100 TBD	Safety	4 weeks

	Studies	Population	# of Patients Ph 3: P=0.05; SD=2.3; Power=90%; ∆=1.2; Dropout 40%*	Arms	PEP	Duration of treatment
Ph 3	Randomized, D-b, parallel group	Cancer Patients with Breakthrough Pain	450 (150 patients per treatment group)	NES 100 Dose A NES 100 Dose B Morphine max tolerated	Average pain score calculated over last 24 hours using Numeric Pain Rating Scale where 0=no pain, 10=worst possible pain	2 weeks

Ph 3	IF 2 ND STUDY IS NEEDED Randomized, D-b, parallel group	Cancer Patients with Breakthrough Pain	200 (100 patients per treatment group)	NES 100 TBD Morphine max tolerated	Percent of patients reaching at least 20% reduction in pain Safety, Efficacy	2 weeks

SCHEDULE 2: THE DEVICE

The device provides an apparatus for the nasal delivery of a medicament, comprising a sealed container containing the medicament and a gaseous propellant for the medicament (‘Capsule’) and a delivery device, in use, holds the sealed flexible container; and when actuated in use, causes the sealed flexible container to be ruptured and the propellant to expel the medicament from the container, thereby delivering the medicament.

Specifically, the capsule comprises a container for a fluid, a chamber for containing a particulate, and a pair of channels which run between the container and the chamber to provide fluidic communication between the container and the chamber.

An advantage of the dispenser is that it may be used and will operate in any orientation. Thus it may be used in upright, inverted or laid-down fashion. Another advantage is that it solves the problem of deaggregating and/or fluidising particulates using relatively uncomplicated and potentially inexpensive technology.

SCHEDULE 3: FUNDING PLAN

NCATS/BrIDGs

The National Center for Advancing Translational Sciences (NCATS), is one of the 27 Institutes and Centers (ICs) at the National Institutes of Health (NIH), and is transforming translational science to get more treatments to more patients more quickly. NCATS relies on the data, new technologies and teamwork to develop, demonstrate and disseminate innovations that reduce, remove or bypass costly and time-consuming bottlenecks in translational research. NCATS focuses on what is common across diseases and the translational process. The Center conducts and supports research on both the scientific and operational aspects of translation to lead to more predictive and successful development of new medical interventions, such as drugs, diagnostics, and medical devices, for all human diseases. By emphasizing collaboration, innovation, deliverables and team science, the Center serves as a catalyst to enable others in the translational research ecosystem to work more effectively.

Translation is the process of turning observations in the laboratory, clinic and community into interventions that improve the health of individuals and the public — from diagnostics and therapeutics to medical procedures and behavioral changes. Translational science is the field of investigation focused on understanding the scientific and operational principles underlying each step of the translational process.

NCATS studies translation on a system-wide level as a scientific and operational problem.

The Bridging Interventional Development Gaps (BrIDGs) program enables research collaborations to advance candidate therapeutics for both common and rare diseases into clinical testing. Investigators do not receive grant funds through this program. Instead, selected researchers partner with NCATS experts to generate pre-clinical data and clinical-grade material through government contracts for use in Investigational New Drug (IND) applications to a regulatory authority such as the Food and Drug Administration (FDA). In general, BrIDGs provides synthesis, formulation, pharmacokinetic and toxicology expertise and resources to its collaborators.

NIH contractors conduct pre-clinical studies under the direction of NCATS staff. NCATS, along with any co-funding NIH Institutes and Centers, supports contract costs. The decision to collaborate on a proposed project is based on an internal assessment of scientific merit, programmatic fit and the availability of NIH funds.

The Conafay Group

Virpax Pharmaceuticals Inc has entered into a Consulting Agreement with The CONAFAY Group (TCG). The Conafay Group has been assisting Virpax in its government affairs and business interests. TCG is helping to position Virpax to become well connected and competitive within the federal market. TCG will identify and coordinate outreach to key federal personnel, potential strategic collaborators and key opinion leaders. They will also identify and work towards capturing military and civilian interest in the use of non-opioid pain medications, to include socialization and likely pursuance of near-term funding opportunities to strengthen the relationship.

Moreover, The Conafay Group is identifying opportunities within the Federal Agencies for in-kind services to offset the cost of Virpax’s preclinical studies and clinical trials.

Grant Writers

Virpax interviewed several Grant writers and Firms that specialize in Grant writing before entering into a Consulting Agreement with Noll & Associates, LLC.

Noll & Associates, LLC has been in the Biomedical research consulting, including non-dilutive revenue opportunities, grants, and human subjects’ research design and compliance since 2003.

The principal consultant, Elizabeth Noll has more than 25 years in the Bioscience arena inclusive of Cardiology, Genetics, Neuroscience and Cancer. She has been involved in Grant writing for the past 16 years.

She will assist Virpax in writing Grants to be submitted to NCATS/BrIDGs for in-kind services.

NCATS/BrIDGs was recommended to Virpax as a funding solution by The Conafay Group, who are experts in identifying opportunities within the Federal Agencies and is experienced at helping to position Virpax in becoming well connected and competitive within the federal market.

Virpax approached NCATS/BrIDGs on March 15, 2019. Virpax was invited to submit a “Structured Summary” regarding the NES100 Product which will be co-authored by Virpax, The Conafay Group, and our non-dilutive Revenue Consultant, Beth Noll, who has 25 years of experience winning Federal Grants and Contracts, and has a greater than 95% success rate, with more than $100,000,000.00 in Awards.

One of the positives about BrIDGs is that they use a rolling calendar for Funding submissions.

Funding Plan Timeline

Virpax has identified April 12, 2019 as the first major Milestone delivery date to BrIDGs.

Completion Date - two page Structured Summary, prepared by Conafay, Virpax and Noll - April 11, 2019. Submission Date - two page Structured Summary, by Virpax - April 12, 2019.

Mandatory Structured Summary review and Pre-Proposal Teleconference, with Virpax and BrIDGs Staff will occur by April 26, 2019.

Review/decision period of the Structured Summary by BrIDGs Staff completed by - May 24, 2019.

Based on a positive outcome from the BrIDGs Staff review, the preparation of the Full Proposal by Virpax and Noll Consulting will commence May 24, 2019 and complete June 28, 2019.

Submission of Full Proposal by Virpax is June 28, 2019.

Review of Full Proposal by BrIDGs with anticipated completion - September 30, 2019.

Award of in-kind services for NES100 PreClinical through Filing NDA Program anticipated – September 30, 2019

SCHEDULE 4: LICENSED PATENTS

Your Ref	Subject Matter	Country	Assignee	Case Category	Application No	Application Date	Lodged Date	Publication No	Publication Date	Grant Registration No	Grant Registration Date	Case Status
SOLUBILISING CARBOHYDRATES	SOLUBILISING POLYSACCHARIDES SUBSTITUTED WITH HYDROPHILIC AND HYDROPHOBIC GROUPS	CA	UCL	PCT National Phase	2499686	22/09/2003	21/03/2005			2499686	21/08/2012	Granted/Registered
SOLUBILISING CARBOHYDRATES	SOLUBILISING POLYSACCHARIDES SUBSTITUTED WITH HYDROPHILIC AND HYDROPHOBIC GROUPS	EP	UCL	PCT National Phase	03748286.6	22/09/2003	18/04/2005	1543040	22/06/2005	EP1543040	13-Feb-19	Granted & being validated in GB, FR, DE
SOLUBILISING CARBOHYDRATES	SOLUBILISING POLYSACCHARIDES SUBSTITUTED WITH HYDROPHILIC AND HYDROPHOBIC GROUPS	JP	UCL	PCT National Phase	2004-537308	22/09/2003	22/09/2003	2006-503933	02/02/2006	4865228	18/11/2011	Granted/Registered
SOLUBILISING CARBOHYDRATES	SOLUBILISING POLYSACCHARIDES SUBSTITUTED WITH HYDROPHILIC AND HYDROPHOBIC GROUPS	US	UCL	PCT National Phase	10/528,603	22/09/2003	21/03/2005	2006-0167116	27/07/2006	7741747	22/06/2010	Granted/Registered

INTRANASAL	DELIVERY OF DRUGS	CA	Nanomerics	PCT National Phase	2928697	03/11/2014	25/04/2016					Pending
INTRANASAL	DELIVERY OF DRUGS	EP	Nanomerics	PCT National Phase	14802477.1	03/11/2014	19/05/2016	3065779	14/09/2016			Allowed
INTRANASAL	DELIVERY OF DRUGS	JP	Nanomerics	PCT National Phase	2016-526933	03/11/2014	25/04/2016	2016-539100		JP6486349	01/03/2019	Granted
INTRANASAL	DELIVERY OF DRUGS	US	Nanomerics	PCT National Phase	15/034,321	03/11/2014	04/05/2016	2016/0279189	29/09/2016	US10,213,474	26/02/2019	Granted

MICELLAR CLUSTERS	POLYMERIC MICELLAR CLUSTERS AND THEIR USES IN FORMULATING DRUGS	EP	UCL	PCT National Phase	07789150.5	08/08/2007	06/03/2009	2051998	29/04/2009	EP2051998	13/02/2019	Granted, being validated in GB, FR, DE
MICELLAR CLUSTERS	POLYMERIC MICELLAR CLUSTERS AND THEIR USES IN FORMULATING DRUGS	JP	UCL	PCT National Phase	2009-523342	08/08/2007	09/02/2009	2010-506827	04/03/2010	JP5469458	07/02/2014	Granted/Registered
MICELLAR CLUSTERS	POLYMERIC MICELLAR CLUSTERS AND THEIR USES IN FORMULATING DRUGS	US	UCL	PCT National Phase	12/376,827	08/08/2007	26/02/2010	2010-0159014	24/06/2010	8470371	25/06/2013	Granted/Registered

PARTiCULATE DISPENSER	A CAPSULE IS PROVIDED FOR USE IN A DISPENSER FOR MEDICAMENT.	UK	Alchemy Healthcare Limited	PCT National Phase		14/04/2008		2459257	21/10/2009	2459257		Granted
PARTiCULATE DISPENSER	A CAPSULE IS PROVIDED FOR USE IN A DISPENSER FOR MEDICAMENT.	EP	Alchemy Healthcare Limited	PCT National Phase		14/04/2009		2271388	12/01/2011	2271388	11/11/2015	Granted
PARTiCULATE DISPENSER	A CAPSULE IS PROVIDED FOR USE IN A DISPENSER FOR MEDICAMENT.	US	Alchemy Healthcare Limited	PCT National Phase		14/04/2009		2011-0114671	19/05/2011	8695592	15/04/2014	Granted

APPARATUS FOR THE NASAL OR ORAL DELIVERY OF A MEDICAMENT	APPARATUS FOR THE NASAL OR ORAL DELIVERY OF A MEDICAMENT	UK	Alchemy Healthcare Limited	PCT National Phase		05/10/2001		2380410	09/04/2003	2380410		Granted
APPARATUS FOR THE NASAL OR ORAL DELIVERY OF A MEDICAMENT	APPARATUS FOR THE NASAL OR ORAL DELIVERY OF A MEDICAMENT	DE	Alchemy Healthcare Limited	PCT National Phase		03/10/2002		1434614	07/07/2004	1434614		Granted
APPARATUS FOR THE NASAL OR ORAL DELIVERY OF A MEDICAMENT	APPARATUS FOR THE NASAL OR ORAL DELIVERY OF A MEDICAMENT	FR	Alchemy Healthcare Limited	PCT National Phase		03/10/2002		1434614	07/07/2004	1434614		Granted
APPARATUS FOR THE NASAL OR ORAL DELIVERY OF A MEDICAMENT	APPARATUS FOR THE NASAL OR ORAL DELIVERY OF A MEDICAMENT	US	Alchemy Healthcare Limited	PCT National Phase		03/10/2002		2005-0028813	17/04/2003	7163013	16/01/2007	Granted

SCHEDULE 5: PRE-CLINICAL DEVELOPMENT PLAN

Item	Time (months)
Drafting and submission of pIND meeting request and receipt of guidance	Months 1 -3

Device – NM0127 dose discharge and stability study	Months 1 - 9

● Assessing plume geometry and discharge of NM0127 powder from the device over a 90 day period

● Assessing powder characteristics (particle size drug content, amorphous nature, moisture content) when contained in the device over a 90 day period

Device – Human Factors (patient acceptance) device study	Months 1 - 9

● Formative usability evaluation using a prototype device in a simulated way, followed by human factors feedback on the device and instructions

NM0127 nasal tolerability study in the rat	Months 5 - 9

● Repeat dose 28 day toxicology study of NM0127 in the healthy rat model at three dose levels, with active ingredient analysis in the plasma and active ingredient analysis in the brain with one group.

● Complete terminal toxicology assessment on all organs

Total	9

SCHEDULE 6: THE TECHNOLOGY
NM127

NM127 is a nanoenabled nasal enkephalin formulation with comparable preclinical activity to morphine. NM127 is active in all animal pain models tested. The formulation contains a combination of the peptide and Nanomerics’ MET technology comprising the GCPQ polymer and potentially other excipients. NM127 presents as a microparticle sized powder formed from the combined Molecular Envelope Technology - enkephalin nanoparticles.